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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                         FOR THE MONTH OF SEPTEMBER 2000


                              WILLIS GROUP LIMITED
                 (Translation of registrant's name into English)


                               Ten Trinity Square
                            London EC3P 3AX, England
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                       Form 20-F [x]        Form 40-F [ ]

          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes [ ]       No [x]

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)


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                    JOSEPH PLUMERI NAMED WILLIS GROUP LIMITED
                 EXECUTIVE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

      VETERAN CITIGROUP EXECUTIVE HAS OUTSTANDING LEADERSHIP TRACK RECORD;
          WILL BUILD ON WILLIS'S GLOBAL PRESENCE AND FINANCIAL STRENGTH

LONDON, U.K., SEPTEMBER 26, 2000 - Willis Group Limited, the world's third largest insurance broker, today announced the appointment of Joseph J. Plumeri as Executive Chairman and Chief Executive Officer, effective October 15, 2000. Having spent 32 years at Citigroup and its predecessor companies, Mr. Plumeri has a track record of great accomplishment based on his ability as a leader and motivator of large sales forces to produce superior results. He succeeds Executive Chairman and Chief Executive Officer John Reeve, who is retiring from the Company having completed his five-year contract. Mr. Reeve will assist Mr. Plumeri during a transitional period.

Until Mr. Plumeri's recent retirement from Citigroup, he had overseen Citibank's North American network of 450 retail branches, a role he assumed following the merger of Travelers Group and Citicorp in 1999. In that position, he established initiatives that led to rapid financial performance improvement, contributing to a nearly four-fold increase in Citibank's earnings in one year. This responsibility came in addition to Mr. Plumeri's existing post as Chairman and Chief Executive Officer of Travelers' Primerica Financial Services division, which he had held since 1995. Under his leadership, which entailed managing a sales force of 150,000 personal financial analysts serving more than six million clients, Primerica saw profits more than double due in large measure to the introduction of a range of new products and services and the institution of the highly successful "Financial Needs Analysis" marketing tool. Prior to that, in 1994, Mr. Plumeri was appointed Vice Chairman of Travelers and was charged with developing and implementing a comprehensive sales and marketing strategy across its family of companies. Previously, Mr. Plumeri had been President of Smith Barney Shearson, a role he assumed in 1993 after overseeing the merger with Smith Barney as the President of Shearson since 1990. At Smith Barney Shearson, Mr. Plumeri's primary responsibility was managing the more than 10,000 financial consultants in the brokerage unit.

"This is exactly the kind of leadership opportunity I've been looking for to focus the next stage of my career," said Mr. Plumeri. "Willis has extraordinary potential and a strong foundation for building the kind of dynamic growth that is the hallmark of my experience. Over the past five years, John Reeve and his team have made enormous strides establishing Willis as a strong, independent company with worldwide operations and putting in place a solid financial backbone that will support expansion at many levels. I am eager to get to work with the Willis team to build on that success, motivate our sales force, give them the tools they need to best respond to the needs of their clients, and effectively compete in the global marketplace."

The Willis Group Limited corporate headquarters will remain in London. Mr. Plumeri will maintain offices in London, New York City and the company's North American headquarters in Nashville, Tennessee.

Henry R. Kravis, a founding partner of Kohlberg Kravis Roberts & Co. (KKR), said, "Joe Plumeri is without question the ideal leader for Willis. His 32-year career track record at Citigroup speaks for itself not only in terms of the enormous value he created, but more importantly in the initiatives he designed that spoke directly to the needs of his sales force and their clients. These initiatives, in large part, were the product of traveling to the offices of his

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sales people, listening to them and motivating them at a variety of levels - and it is this proven approach that we know will be a key driver of Willis's growth under his leadership. In addition, Joe's appointment at Willis is a direct reflection of KKR's investment strategy, which is predicated on forming lasting partnerships with strong management teams who are dedicated to building businesses over time. KKR is committed to providing Joe with all of the resources, financial and otherwise, to build on Willis's great global franchise and support its growth over the next decade."

Mr. Kravis added, "It has been a great pleasure working with John Reeve over the past two years. He has made a lasting contribution to the company and we thank him for all he has achieved. Based on his experience at Willis, he played a key role in identifying Joe Plumeri as his successor and he joins me in my great confidence in Willis's long-term success."

KKR, with the assistance of a consortium of six major insurance carriers, led the management buyout of Willis in 1998, one of the largest public-to-private transactions ever completed in the U.K.

Mr. Reeve said, "When I joined Willis in 1995, there was a great deal I wished to accomplish during my five-year tenure as Executive Chairman and Chief Executive Officer. Most importantly, I wanted to lay the groundwork for Willis to become one of the worldwide leaders in risk management. Based on the outstanding work of my colleagues at Willis worldwide, I believe that we have achieved that and more. I look forward to working with Joe Plumeri in making this a seamless transition and bringing to bear his great talents in leveraging our organization's leadership in providing risk management solutions."

Headquartered in London, Willis Group Limited (formerly known as Willis Corroon Group Limited) is a global risk management solutions provider and the world's third largest insurance broker. It has 235 offices with more than 12,500 employees, including associates, in 73 countries, giving it the flexibility to provide personal, local service worldwide. Its clients include public and private companies and entities of all sizes as well as individuals, to which it provides a range of insurance and reinsurance products and services including: risk assessment, risk strategy, program design, risk transfer transactions and risk control services, as well as a range of ongoing support services and expertise in highly specialized areas.

CONTACT:
Steve Maycock            Josh Pekarsky/Molly Morse    Andrew Nicolls/Gay Collins
Willis Group Limited     Kekst and Company            Penrose Financial
44-207-481-7123          212-521-4877/4826            011-44-207-726-8686
maycocks@willis.com      josh-pekarsky@kekst.com      andrewn@penrose.co.uk
                         molly-morse@kekst.com        gayc@penrose.co.uk


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SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              WILLIS GROUP LIMITED

                                              By: /s/ Mary E. Caiazzo
                                              ----------------------------------
                                              Mary E. Caiazzo
                                              Assistant Secretary

Date: September 26, 2000